

Mail Stop 7010

October 12, 2006

Mr. Douglas G. Borror
Chairman and Chief Executive Officer
Dominion Homes, Inc.
5000 Tuttle Crossing Blvd.
Dublin, OH 43016-5555

> **RE:** **Dominion Homes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **Filed August 8, 2006**
> **File No. 000-23270**

Dear Mr. Borror:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

2. Summary of Significant Accounting Policies, Segment Information, page 57

1. We note that you aggregate your operations into one reportable segment, the homebuilding segment. We also note your disclosure on page 1 that you presently build homes in three markets, Central Ohio, Louisville, Kentucky, and Lexington, Kentucky. You further disclose that each of your markets have diverse economic and employment bases. We note on your website that you have

the management level of Senior Vice President for your Ohio Division and
Kentucky Division. In light of these disclosures, it is unclear to us how you have
determined that your homebuilding operations are a single operating segment.
Please tell us in detail how you determined that you met each of the criteria in
paragraph 17 of SFAS 131 for aggregation. Also provide us with copies of the
relevant financial reports reviewed by your chief operating decision maker – see
paragraph 10 of SFAS 131.

Form 10-Q for the Quarterly Period ended June 30, 2006

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15</u>

2. Item 303 of Regulation S-K requires MD&A disclosure about material
uncertainties. Section 501.12.b. of the Financial Reporting Codification provides
relevant interpretive guidance applicable to this disclosure requirement. In this
regard, there appears to be a material uncertainty over the company's ability to
recover the carrying value of its largest asset, real estate inventories. We note the
declining gross margins, the declining sales, the cash flow deficits, the historically
low cash balance, the expected debt covenant violations (p. 23), the decline in
backlogs, the expected sale of excess land inventory, the recurring increases in
real estate inventory impairment charges, and the fact that the carrying value of
the company's net assets substantially exceeds the fair value of its equity. These
factors suggest that the company may not have the ability to hold all of its real
estate inventories long enough to recover the carrying value. Therefore it is
imperative that management clearly and fully discloses any material information
relevant to the recoverability of its real estate inventories. For example, please
disclose whether management is aware of any real estate assets where the carrying
value exceeds the amount the asset could reasonably be sold for within the next
12 months (fair value). Disclose the approximate percentage of the real estate
inventories asset balance for which management has recently performed such an
analysis. Compliance with SFAS 144 should be clearly evident. The disclosure
should inform investors about the current, specific, business economic and
competitive factors that may impair management's ability to sell its assets for
amounts that equal or exceed carrying value. Disclose the dollar amount of the
asset balance for which a material uncertainty over recoverability exists. If
management is unable to provide such an estimate, then that fact should be
disclosed. Please note the guidance in section 216 of the Financial Reporting
Codification which states that "registrants have an obligation to forewarn public
investors of the deteriorating conditions which, unless reversed, may result in a
subsequent write-off. This includes an obligation to provide information regarding
the magnitude of exposure to loss". Please revise your MD&A disclosures in
future filings. Note also the reporting requirements outlined in Item 2.06 of Form
8-K.

11. Joint Venture Arrangement, page 13

3. Please clarify for us how the $1.8 million gain discussed in Note 11 is consistent with the guidance in Issue 9 of EITF 01-2. The company's 49.9% JV interest appears to evidence a commitment to support the operations of the JV.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comments and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief